UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

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Commission File Number: 001-32371

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SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Road

Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X____	Form 40-F_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

CONTENTS

Explanatory Note

On March 24, 2017, Sinovac Biotech Ltd. (the “Company”) entered into an amendment (the “Amendment”) to the Rights Agreement, dated as of March 28, 2016 (the “Rights Agreement”), between the Company and Pacific Stock Transfer Company, as Rights Agent, to extend the expiration date of the rights contained therein from March 27, 2017 to March 27, 2018.

The foregoing summary of the Amendment is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference. A copy of the Rights Agreement and a summary of its material terms were filed with the Securities and Exchange Commission on Form 6-K on March 29, 2016 (incorporated herein by reference by Exhibit 4.2).

Incorporation by Reference

The summary of the Amendment above and Exhibit 4.1 attached hereto are hereby incorporated by reference into our registration statements on Form S-8 filed with the Securities and Exchange Commission on September 10, 2009 (File No. 333-161827) and Form S-8 filed with the Securities and Exchange Commission on September 4, 2013 (File No. 333-190980).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Nan Wang
Name:	Nan Wang
Title:	Chief Financial Officer

Date: March 24, 2017

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Exhibit Index

Exhibit 4.1	Amendment to Rights Agreement, dated as of March 24, 2017, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent
Exhibit 4.2	Rights Agreement, dated as of March 28, 2016, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent, which includes the Form of Certificate of Designations of Series A Junior Participating Preferred Shares as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K dated March 29, 2016 of Sinovac Biotech Ltd.)
Exhibit 99.1	Press Release

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